FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

(Mark One)

☒

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:  1-13923

Wausau Paper Corp. Savings and Investment Plan

(Full title of the plan and the address of the plan, if different from the issuer named below)

Wausau Paper Corp.

100 Paper Place

Mosinee, WI 54455-9099

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Wausau Paper Corp. Savings
and Investment Plan

Table of Contents

Page

Report of Independent Registered Public Accounting Firms	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	3

Statements of Changes in Net Assets Available for Benefits for the
Years Ended December 31, 2006 and 2005	4

Notes to Financial Statements	5–11

Supplemental Schedule

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
as of December 31, 2006	12

All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

-i-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants

of the Wausau Paper Corp.

Savings and Investment Plan

Mosinee, Wisconsin

We have audited the accompanying statement of net assets available for benefits of Wausau Paper Corp. Savings and Investment Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

WIPFLI LLP

June 15, 2007

Wausau, WI

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants
of the Wausau Paper Corp.
Savings and Investment Plan
Mosinee, Wisconsin

We have audited the accompanying statement of net assets available for benefits of Wausau Paper Corp. Savings and Investment Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the accompanying 2005 financial statements have been retrospectively adjusted for the adoption of FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
June 15, 2006

(June 18, 2007 as to Notes 2 and 4)

Wausau Paper Corp. Savings
and Investment Plan

Statements of Net Assets Available for Benefits
As of December 31, 2006 and 2005

	2006	2005

ASSETS
Cash and cash equivalents	$ 	$ 4,531
Investments	202,409,676	185,185,134

Receivables:
Employer	62,370	8,635
Participants	243,212	59,042
Accrued income	170,535	149,006
Pending trades		47,147

Total receivables	476,117	263,830

TOTAL ASSETS	202,885,793	185,453,495

LIABILITIES
Excess contributions payable	140,134	
Pending trades	176,962	

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	202,568,697	185,453,495

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	440,388	434,432

NET ASSETS AVAILABLE FOR BENEFITS	$ 203,009,085	$ 185,887,927

See notes to financial statements.

Wausau Paper Corp. Savings
and Investment Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2006 and 2005

	2006	2005

ADDITIONS
Net appreciation in fair value of investments	$ 16,572,929	$ 2,179,286
Contributions:
Employer	2,690,802	2,695,850
Participants	10,744,179	10,728,162
Participant rollovers	484,470	327,002

Total contributions	13,919,451	13,751,014

Interest income	2,151,682	1,842,195
Dividend income	841,147	698,061

Total additions	33,485,209	18,470,556

DEDUCTIONS
Benefits paid to participants	16,137,060	17,149,279
Refund of excess contributions	140,134	
Administrative expenses	86,857	92,176

Total deductions	16,364,051	17,241,455

NET INCREASE	17,121,158	1,229,101

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	185,887,927	184,658,826

End of year	$ 203,009,085	$ 185,887,927

See notes to financial statements.

Wausau Paper Corp. Savings
and Investment Plan

Notes to Financial Statements
As of and for the Years Ended December 31, 2006 and 2005

1.

PLAN DESCRIPTION

The following brief description of the Wausau Paper Corp. Savings and Investment Plan (the “Plan”) is provided for general information purposes only.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Section 401 of the Internal Revenue Code (“IRC”).  Participants should refer to the Plan document, as amended, for more complete information.

An employee initially becomes eligible to participate at times varying from one day of service to 120 days of service, depending upon the employee’s classification and his or her employment date.

General—The Plan was established on January 1, 1988.  It is a defined contribution plan that covers all full-time salaried, non-union hourly and all collectively bargained common law employees of Wausau Paper Corp. and its subsidiaries (the “Company”).

Contributions—Participants are allowed to contribute up to 50% of their gross annual compensation, as defined in the Plan document, subject to certain statutory limitations.

The Plan allows participants to rollover distributions from another employer’s retirement plan or an annuity contract as contributions, subject to certain restrictions.  Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is eligible for rollover under the IRC.  These deposits are not subject to the contribution limitations under the IRC.  The Company does not match these contributions.

Non-Bargained Employees—The Company currently matches non-bargained participant contributions at a rate of $0.50 for every $1.00 contributed on the first 3% and $0.35 for every $1.00 contributed on the second 3%, up to 6% of a participant’s annual compensation as defined in the Plan.

The Plan allows the Board of Directors to determine a discretionary matching contribution to be made for participants employed on the last day of the year or who terminated employment during the year due to death, retirement on or after attainment of age 55, or disability.  There were no discretionary matching contributions for the years ended December 31, 2006 and 2005.

Bargained Employees—The Company matching contribution differs by collective bargaining unit.  Bargained employees of certain collective bargaining units do not receive a matching contribution while other employees receive a matching contribution.  The maximum matching contribution of any collective bargaining unit was $2.07 per $1.00 contributed up to 3% of a participant’s annual gross compensation.

Participant Accounts—Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer contributions, as well as the participant’s share of the Plan’s income and any related administrative expenses.  Allocations are based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

Investment Options—The Plan allows participants to direct the investment of all contributions and related earnings among various mutual funds, various pooled equity and fixed income funds and a Company common stock fund consisting of common stock of the Company and short-term, interest bearing instruments.

Allocation of Investment Income (Loss)—Each participant’s account is allocated investment income (loss) based upon the specific investment options chosen and in the proportion that an individual participant’s account balance bears in relation to total account balances under the Plan.

Vesting—Participants are fully vested in their salary deferral and rollover contributions plus earnings/losses thereon.  Vesting in the Company’s matching contributions plus actual earnings/losses thereon is based on years of service and the participant’s employment status as either non-bargained or bargained.

Non-bargained participants are fully vested in the Company’s contributions after three years of vesting service, or at the rate of 33 1/3% per year of service.  Bargained participants vest in the Company’s matching contributions according to varying vesting schedules depending on the terms of the applicable collective bargaining agreement.  A year of vesting consists of a calendar year in which an employee works a minimum of 1,000 hours for the Company.

Participant contributions and earnings thereon, rollover contributions, and vested Company contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 ½ or at any age if a participant demonstrates financial hardship.  Financial hardship withdrawals are subject to government regulation and may be subject to a 10% penalty.

Payment of Benefits—On termination of service due to death, disability, or retirement, the vested portion of a participant’s account is payable to the participant, or a named beneficiary, based on the participant’s elected payment method.  The payment options available are lump-sum or periodic payments.  A nontransferable annuity optional form of benefit was available prior to October 1, 2002.

Forfeitures—Plan forfeitures arise as a result of participants who terminate service with the Company before becoming fully vested in the Company’s contribution.  These forfeitures are used to reduce future Company contributions.  The amount of forfeitures available at December 31, 2006 and 2005 was $426,581 and $449,522, respectively.  During the year ended December 31, 2006, employer contributions were reduced by $84,514 from forfeited nonvested accounts.

Participant Loans—Participants may borrow from their accounts.  Loan transactions are treated as a segregated investment of the participant’s accounts.  Loan terms range from one to five years or longer if for the purchase of a primary residence.  Loans may not exceed the lesser of

50% of the participant’s account balance or $50,000, and are secured by the balance in the participant’s account.  The loans bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company’s employee benefits committee.  Interest rates on existing loans range from 4.00% to 10.50% at December 31, 2006.  Principal and interest are paid ratably through payroll deductions.  Upon termination of employment, outstanding balances become due and payable to the Plan, unless the borrower elects to continue making repayments in accordance with the promissory note evidencing the loan.

Plan Expenses—Administrative expenses charged by the third party administrator and all other expenses incurred in conjunction with the Plan are paid by the Company.  Investment advisory and management fees are allocated proportionately to Plan participants based on their respective account balances.  Loan fees are charged directly to the participant’s account against the investment option for which the loan was originally charged.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon termination of the Plan, all account balances of the participants become fully vested.  The account will be held under the Plan and continue to accrue investment earnings until all vested benefits have been distributed according to the terms of the Plan.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Benefits—Benefits are recorded when distributed.  There were no distributions requested in 2006 that were distributed in 2007.  The amount of benefit payments requested in 2005 that were distributed in 2006 was $1,076.

Investment Valuation and Income Recognition—The Plan’s various mutual fund and company stock investments are carried at fair value which represents the quoted market values of the underlying investments on the last business day of the plan year including current income and investment expenses.  Investments in common/collective trusts are valued at fair value based on the market value of the underlying investments.  As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the M&I Stable Principal Fund investment contract, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Accordingly, the investments as of December 31, 2005 have been decreased by $434,432 to reflect fully benefit-responsive investment contracts at fair value with a corresponding adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Loans are stated at their unpaid principal balances.  Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments.  Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

Net appreciation and depreciation in fair value of investments on the statements of changes in net assets available for benefits includes both unrealized appreciation or depreciation and realized gains and losses.  Interest and dividends are identified separately.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds and investment contracts.  Investment securities are exposed to various risks including but not limited to, interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

3.

INVESTMENTS

The following represents a summary of the fair value of investments at December 31, 2006 and 2005.  Investments that individually represent 5% or more of the Plan’s net assets available for benefits are separately identified.

	Asset Fair Value

	2006	2005
INVESTMENTS AT FAIR VALUE AS DETERMINED
BY QUOTED MARKET PRICE
Northern Capital Management Fund,*
1,808,232 and 2,358,273 shares, respectively	$ 21,408,711	$ 26,513,649

Employer common stock*	5,637,434	5,360,250

Common/collective trusts*	12,901,508	8,803,497

Registered investment companies:
American Growth Fund of America
420,733 shares and 372,125 shares, respectively	13,652,792	11,349,827
Artisan International Fund,
648,408 and 493,908 shares, respectively	18,797,345	12,500,815
Brandywine Blue Chip Fund,
558,811 and 566,341 shares, respectively	17,714,294	16,752,383
Davis NY Venture Fund,
310,703 and 0 shares, respectively	11,968,296	
Thompson Plumb Growth Fund,
0 and 261,924 shares, respectively		11,598,010
Vanguard 500 Index Fund,
106,602 and 109,429 shares, respectively	13,921,114	12,575,600
Royce Opportunity Fund,
945,929 and 765,274 shares, respectively	12,126,814	9,282,778
Other	26,997,024	24,041,160

Total registered investment companies	115,177,679	98,100,573

INVESTMENTS AT ESTIMATED VALUE
Participant loans*	3,685,954	3,398,399

INVESTMENTS AT CONTRACT VALUE
Investment contracts between financial institutions —
Common/collective trust —
M&I Stable Principal Fund,*
44,038,778 and 43,443,198 shares, respectively	44,038,778	43,443,198

TOTAL INVESTMENTS	$ 202,850,064	$ 185,619,566

*Party-in-interest

During 2006 and 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	Net Change in
	Fair Value

	2006	2005

INVESTMENTS AT FAIR VALUE DETERMINED
BY QUOTED MARKET PRICE:
Northern Capital Management Fund	$ 956,273	$ (205,723)
Employer common stock	1,427,529	(2,296,049)
Common/collective trusts	1,266,950	514,563
Registered investment companies	12,922,177	4,166,495

	$ 16,572,929	$ 2,179,286

4.

INVESTMENT CONTRACT

In 2006 and 2005, the Plan maintained a fully benefit-responsive investment contract with Marshall & Ilsley Trust Company (“M&I”).  Contributions are maintained in a pooled account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by M&I.  As described in Note 2, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract.  Contract value, as reported by M&I, represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value; however, the investment contract is subject to certain restrictions which may impact the Plan’s ability to fully realize the investment contract’s value under certain conditions.  The average yield and crediting interest rates on the contract were 4.47% and 4.63%, respectively, for the year ended December 31, 2006 and 4.01% and 4.19%, respectively, for the year ended December 31, 2005.  The basis and frequency of determining the crediting interest rate is done on a daily basis.  There were no guarantees or limitations on the contract at December 31, 2006 and 2005.

5.

FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 18, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC.

6.

RELATED PARTY TRANSACTIONS

The Plan invests in Company common stock.  In addition, certain plan investments represent shares of mutual funds and collective trust funds managed by the trustee.  These transactions are considered party-in-interest transactions.  These transactions are not, however, considered prohibited transactions under ERISA regulations.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Wausau Paper Corp. Savings
and Investment Plan

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2006
		(c)
		Description of Investment	(d)
	(b)	Including Maturity Date,	Number	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	of Shares/	Fair
(a)	Lessor, or Similar Party	Par, or Maturity Value	Par Value	Value

*	Marshall & Ilsley Trust Company	Northern Capital Management Fund	**	$ 21,408,711
*	Marshall & Ilsley Trust Company	Employer Common Stock
		–Wausau Paper Corp. Common Stock Fund	**	5,637,434
*	Marshall & Ilsley Trust Company	Common/collective trust
		–M&I Aggressive Balanced Portfolio Fund	**	4,445,171
*	Marshall & Ilsley Trust Company	Common/collective trust
		–M&I Moderate Balanced Portfolio Fund	**	4,477,001
*	Marshall & Ilsley Trust Company	Common/collective trust
		–M&I Diversified Stock Portfolio Fund	**	3,979,336
*	Marshall & Ilsley Trust Company	Common/collective trust
		–M&I Stable Principal Fund	**	44,038,778
	AIM Small Cap Growth Fund	Registered investment company
		–AIM Small Cap Growth Fund	**	1,753,176
	Artisan International Fund	Registered investment company
		–Artisan International Fund	**	18,797,345
	AIM Small Cap Growth Fund	Registered investment company
		–American Growth Fund	**	13,652,792
	Brandywine Blue Chip Fund	Registered investment company
		–Brandywine Blue Chip Fund	**	17,714,294
	Davis New York Venture Fund	Registered investment company
		–Davis New York Venture Fund	**	11,968,296
	Fidelity Advisor Equity Income Fund	Registered investment company
		–Fidelity Advisor Equity Income Fund	**	6,244,511
	MFS Mid Cap Growth Fund	Registered investment company
		–Calamos Growth Fund	**	6,825,781
*	Marshall Mid Cap Value Fund	Registered investment company
		–Marshall Mid Cap Value Fund	**	6,696,992
	Oakmark Equity & Income Fund	Registered investment company
		–Oakmark Equity & Income Fund	**	5,476,564
	Royce Opportunity Fund	Registered investment company
		–Royce Opportunity Fund	**	12,126,814
	Vanguard 500 Index Fund	Registered investment company
		–Vanguard 500 Index Fund	**	13,921,114
*	Various Participants	Participant loans (maturing 2007-2020 at
		interest rates of 4.0%–10.5%)		3,685,954
	Total assets (held at end of year)			$ 202,850,064

		*Party-in-interest
	**Cost information is not required for participant-directed investments and therefore is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Wausau Paper Corp. Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WAUSAU PAPER CORP.

EMPLOYEE BENEFITS COMMITTEE

DATE:  June 18, 2007

By:  STUART R. CARLSON

Stuart R. Carlson

Chairman

EXHIBIT INDEX

to

FORM 11-K

of

WAUSAU PAPER CORP.

SAVINGS AND INVESTMENT PLAN

for the year ended December 31, 2006

Pursuant to Section 102(d) of Regulation S-T

(17 C.F.R. §232.102(d))

Exhibit 23.1

Consent of Wipfli LLP

Exhibit 23.2

Consent of Deloitte & Touche LLP